February 12, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Russell Mancuso
Eduardo Aleman

Re:	Opnext, Inc.
Filed on Form S-1
Registration No. 333-138262
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between January 29, 2007 and the date hereof 8,512 copies of the Preliminary Prospectus dated January 29, 2007 were distributed as follows: 5,859 to 5 prospective underwriters; 2,465 to 2,465 institutional investors; 0 to prospective dealers; 0 to individuals; 9 to 3 rating agencies and 179 to 14 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time on February 14, 2007 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES INC.
CIBC WORLD MARKETS CORP.
COWEN AND COMPANY, LLC
JEFFERIES & COMPANY, INC.
As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)